
June 10, 2011

<u>Via E-mail</u>
Michael Burns
President and Chief Executive Officer
Solido Ventures Inc.
729 N Scott
Belton, MO 64012

> **Re:** **Solido Ventures Inc.**
> **Form 10-12G**
> **Filed May 16, 2011**
> **File No. 000-54403**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10 filed May 16, 2011</u>

<u>General</u>

1. We note the statement on page 21 and elsewhere that you issued 37,500,000 shares to Mark DeFoor on March 31, 2011. We also note the statement in Note 4 to the financial statements that you issued securities on that date to the president and director. Your disclosure also indicates, however, that Mr. Burns is the sole officer and director, and that he was issued 37,500,000 on May 13, 2011. Additionally, your amended and restated articles of incorporation are signed by Mr. Burns and dated May 11, 2011. Please revise where appropriate to reconcile the inconsistencies.

Item 2. Financial Information, page 16

Management's Discussion and Analysis or plan of operations, page 16

2. Please note that Item 303 of Regulation S-K requires a discussion of "Management's Discussion and Analysis of Financial Condition and Results of Operations" so please revise to use this heading instead of the existing heading which appears to come from the now superseded Regulation S-B.

Item 5. Directors and Executive Officers, page 19

3. Please revise to provide all information required by Item 401 of Regulation S-K for Mr. Burns. As a non-exclusive example, please identify the names of any corporation or other organization of previous or current employment.

Financial Statements, page F-1

4. We note that all of the pages containing notes to the financial statements are designated as page F-7. Please revise to provide appropriate page numbers.

5. Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

Note 1 – Organization and Business Operations, page F-7

6. Please revise to disclose your fiscal year-end.

7. We note your balance sheet line item, Commitments and contingencies (Notes 2, 4, 5, 6, 7, 8 and 9) on page F-3. It appears that you have not included any disclosures regarding commitments and contingencies in the notes to your financial statements. Please confirm to us that you have disclosed all contingent liabilities affecting the financial statements of which you are aware. We refer you to ASC 450-20.

Exhibits

8. Your exhibits are in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 23

9. We note that the accountant's consent references the caption "Experts" in the registration statement. Accordingly, please revise the Form 10 to identify the accountants as experts or advise the independent accountant to delete the reference thereto from the consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director